[PICTURE]

                                                          2002 ANNUAL REPORT


[PICTURE and GRAPHICS]



-------------------------------------------------
O N   B E H A L F   O F   T H E   P A T I E N T           [MERGE EFILM LOGO]
-------------------------------------------------




<COVER PAGE>

----------------------------------------
PRESIDENT'S LETTER TO OUR SHAREHOLDERS:
----------------------------------------

I am pleased to report that 2002 has been a year of growth, rapid product innovation, marketplace acceptance and excellent financial and operational results. Our successful performance this past year was due to our continued concentration on financial discipline, operational execution and strategic initiative implementation. These business principles form the foundation of the Company and represent the core competencies we will leverage going forward.

A key strategic initiative in 2002 that profoundly altered our business model and our market position was the successful acquisition and integration of eFilm Medical Inc. This acquisition and subsequent corporate name change to Merge eFilm sent a strong signal to the marketplace: we were transitioning from a technology and component focused company to an organization with a broad knowledge of healthcare operations, an understanding of radiology workflow and a provider of image and information software solutions.

	The integration plan effectively aligned our product innovation teams, expanded our distribution channels and broadened our professional service resources. These enhanced capabilities were also aligned with the diagnostic image and information management needs of our target market - the small to medium sized hospital and imaging center. Maximizing the synergy of the two organizations, we reached financial accretion with this acquisition one quarter post-acquisition and we established Merge eFilm as a global provider of PACS (Picture Archiving Communications Systems) and certain RIS (Radiology Information System) functionality. Complementing our new product offering is a wealth of integration and workflow development and deployment skills among our 130 employees. We have a core belief that improving patient care is the primary value proposition most important when delivering software solutions and services to the healthcare industry. The combination of these business attributes, skill sets and market positioning differentiates us from the competition and helps to secure our future within this highly competitive market.

	Our financial results in 2002 met or exceeded the guidance we gave to the market. We are very proud of our financial progress over the last two years. Specific to 2002, revenues were $20,786,000, compared to $15,741,000 in 2001, an increase of 32% year over year. Net income was $3,629,000, compared to $1,271,000 in 2001, an increase of 186% year over year. Diluted EPS increased to $0.33 compared to $0.15 in 2001, an increase of 120% year over year. Operating margins increased in 2002 to 18%, compared to 8% in 2001, further highlighting our strong margin leverage associated with the steady shift in product mix toward software solutions and professional services. At year end 2002, we retained a cash balance of $4,411,000, and had no outstanding draws on our $5 million bank line of credit, which was increased from $3 million in December 2002 with improved terms and broader usage provisions.

[PICTURE]

[GRAPHIC]


	REVENUES
	---------------------
	2000	$12,613,000
	2001	$15,741,000
	2002	$20,786,000

	OPERATING MARGIN
	---------------------
	2000	-44%
	2001	  8%
	2002	 18%

	During 2002 we focused on five primary strategies to enable us to reach our 2002 goals for growth and profitability:

	*	Expand software-based product offerings
	*	Expand distribution capabilities
	*	Establish market position and brand equity
	*	Implement service model enhancements
	*	Strengthen financial position for strategic growth


----------------------------------------
EXPAND SOFTWARE-BASED PRODUCT OFFERINGS
----------------------------------------

Our product development strategies are designed to align specifically with the needs of our target market and the healthcare trends that continue to demonstrate a need for digitizing patient care information. The cornerstone of our 2002 product innovation plan was the successful launch of the FUSION software suite - a PACS, teleradiology and web distribution system. FUSION is a modular and affordable software solution that allows our customers to choose the functionality and capacity specific to their needs, with an upgrade path that leads to complete digital workflow. In the past year, over 35 hospitals and imaging centers have selected FUSION, with most of these new customers making their decision in the second half of the year.

	Complementing the market's receptivity to FUSION is the continued growth of worldwide sales of our diagnostic image-viewing product - eFilm Workstation. This software application is used to view and manipulate digital medical images, and is now used by more than 25,000 clinicians worldwide.
With eFilm Workstation, we lead the market in diagnostic imaging desktop software and are very pleased with how this market presence is being leveraged into additional FUSION software solution sales. Building on our product innovation momentum in 2002, we plan to expand our FUSION product offering to include functionality typically found in Radiology Information Systems (RIS). We anticipate making steady progress towards offering an integrated RIS/PACS solution to our target market that is increasingly seeking this combined functionality.


---------------------------------
EXPAND DISTRIBUTION CAPABILITIES
---------------------------------

Expanding our distribution capabilities continued to be a key initiative to drive revenue growth and market presence. We use multiple channels to present our solutions to various aspects of our market, with direct sales focused specifically on the United States, and OEM/VAR Partner sales addressing the global market with particular emphasis in Europe and Asia.

	We added seven Value-Added Resellers (VARs) in 2002, and the level of interest from VAR Partners continues to grow. The flexibility of our FUSION software solution allows our VAR Partners to sell the modules that complement their product portfolio. VAR Partners will continue to be our primary distribution strategy outside of the United States, with our success in the UK, specifically Scotland, as a template for expanding this model throughout Europe.

	We successfully doubled the size of our direct sales staff, providing broader coverage in the United States. This expansion was synchronized with the acquisition of eFilm, our name change, the launch of FUSION, and an aggressive marketing campaign to present our solutions to our target market. Supporting our larger sales staff is a pre-sales professional services group whose purpose is to design FUSION-based solutions tailored to the unique workflow needs of a customer, and assist our sales staff with the many steps associated with the healthcare sales cycle. The net result is that the depth of our field sales experience grew significantly in 2002.

[PICTURE]

[GRAPHIC]

	Earnings Per Share
	------------------
	2000	$(1.01)
	2001	$ 0.15
	2002	$ 0.33


	[MERGE EFILM LOGO]

-------------------------------------------
ESTABLISH MARKET POSITION AND BRAND EQUITY
-------------------------------------------


We effectively established the Company as an emerging PACS and information solutions provider with two simple words: Merge eFilm. With our newly-announced identity and FUSION product offering, we experienced our most successful trade show in our company's history at the world's largest radiology conference - the Radiological Society of North America (RSNA), doubling the numbers of sales inquiries from the prior year. Our proactive, cost-effective electronic marketing campaigns have yielded three times the number of website visitors than we had in 2001, to over 20,000 website visitors per month. Additionally, we continue to leverage our database of thousands of historical Merge customers and over 25,000 clinical users of eFilm Workstation. A core asset of our Company is our historical customer base, which represents not only the breadth and depth of name recognition for the Company, but an ideal target market for add-on sales. FUSION is the natural next step for these customers and we are seeing a steady increase in new direct sales from our historical install base.


-------------------------------------
IMPLEMENT SERVICE MODEL ENHANCEMENTS
-------------------------------------

Healthcare technology decisions are based on many attributes, with service and a vendor's ability to ensure the continued operation of a customer's business emerging as key selection criteria. To that end, we successfully enhanced our service and solution deployment capacity by adding post-sales project management, clinical workflow design and end-user training services. We augmented our technical service abilities with change management skills that have supported a more effective deployment of our solution, greatly enhancing customer satisfaction. To complement these new skill sets, we developed technologies and processes that enable us to monitor our FUSION customer sites proactively, oftentimes identifying and resolving issues before there is an impact on our customers' operations. This 24/7, global monitoring software allows us to assure our customers we are looking after the operation of their business and it helps to optimize the effective use of our service engineers by providing service to our customers remotely.


[GRAPHIC]


	FINANCIAL HIGHLIGHTS
	-------------------------------------
 	* 32% increase in revenue
	* 186% increase in net income
	* 120% increase in earnings per share


---------------------------------------------------
STRENGTHEN FINANCIAL POSITION FOR STRATEGIC GROWTH
---------------------------------------------------

Consolidation in the healthcare information technology market continues to provide us with opportunities for strategic partnerships that can accelerate our growth, expand our product offering and enhance our distribution capabilities. In anticipation of new opportunities for strategic growth in 2003, we expanded our line of credit to $5 million with broader usage provisions. Our increasing cash position combined with the working capital facility provides approximately $10 million to the Company to capitalize on strategic opportunities in 2003.

	2003 represents a year of expanding opportunities for growth and increasing challenges. Healthcare continues to steadily invest in the types of solutions and services we offer, and our target market in particular is finding the FUSION platform ideal for their size and financial capacity. We are committed to continue the business principles that led to our financial success in 2002, while simultaneously increasing our investment in areas that support our plans for growth. The challenges from competitors, economic conditions and international events are real; however, we are confident our focus and approach will result in maintaining our successful track record in the years to come.


--------
SUMMARY
--------

Merge eFilm reached record performance levels of innovation, market stature and financial success in 2002, and I extend my appreciation to the dedicated people who have contributed to our success: the worldwide staff of Merge eFilm, our Board of Directors and our Business Partners. I am honored by their willingness and ability to meet new challenges, the tenacity of their endeavors, the guidance and feedback that inspires new strategies and approaches, the strong work ethic engendered in their activities, and most impressively, their extraordinary passion. I have endless appreciation for our customers and the fact that all these individuals are dedicated and driven by a singular focus for the ultimate beneficiary of their work - the patients - to whom we have dedicated this year's Annual Report.

	Finally, I thank you, our shareholders, for your continuing belief and trust in our future. We recognize that your trust is earned and dedicate our efforts in 2003 to assure it is maintained.


/s/  Richard A. Linden
----------------------------------------
Richard A. Linden, President and CEO

[GRAPHIC]

	For more than fifteen years,
	our core vision has been to
	provide accurate information
	and medical images to the
	people who need them most
	 - at the very moment they
	need them - quickly,
	accurately, consistently
	and securely.


------------------------------------------
M E R G E   E F I L M   S O L U T I O N S
------------------------------------------

The concept of Merge eFilm solutions is simple: technology that supports complete medical image and information workflow from every point in patient care, for every stakeholder involved.

*	Technologies that allow all radiology imaging devices to acquire and
	store images digitally, regardless of their age or manufacturer, extending the use and ROI of the devices.

*	An integrated repository of healthcare information and a suite of
	software application modules, called FUSION, that acquire, store, view, and distribute medical images such as MRI's, CT's and x-rays, along with other pertinent patient information. FUSION makes the images and information securely available to whomever, wherever and whenever they are needed.

*	A team of skilled service providers who assist our customers in
	designing effective and efficient workflow solutions, and provide the integration and training expertise to assure human and technical integration.

Our technologies are utilized in hospitals, clinics and imaging centers throughout the world.


-----------------------------------------------
CUSTOMERS' VALIDATION OF MERGE EFILM SOLUTIONS
-----------------------------------------------

It is a stunning moment when you realize that your good health may be in question. It brings a future into focus that beforehand may have been taken for granted. It is an entry into a world where information may determine fate. It redefines the meaning of time. It engenders a new appreciation for technology that provides answers, shortens the length of anxious moments and empowers healing. That, simply, is the genesis of Merge eFilm solutions.

	For more than fifteen years, our core vision has been to provide accurate information and medical images to the people who need them most - at the very moment they need them - quickly, accurately, consistently and securely. This is not a simple task in the very complex world of healthcare, where there are many participants, multiple processes and mixed technologies. We continue to develop solutions because there is an undeniable and singular motivation for our work: the patient, to whom we dedicate this Annual Report.


[GRAPHIC]
Picture:
	For the best understanding of
	the value and validity of our
	solutions, follow our patient,
	Derek Riley, through the process
	of discovery, diagnosis and
	treatment.   Learn how the
	partnership of people and
	technology is involved in the
	care of the patient.  And
	understand the difference that
	our solutions make in millions
	of peoples' lives. ------------->

	[MERGE EFILM LOGO]

[GRAPHIC]

	------------------------------------------------------
	MERGE EFILM VALUE FOR THE PATIENT
	------------------------------------------------------

	*	Decreased waiting time for diagnostic results

	*	Accuracy of diagnostic imaging results

	[PICTURE]


------------------------
THE PATIENT'S VIEWPOINT
------------------------

It didn't happen overnight. At first the pain in Derek Riley's knee was occasional, and he noticed it mostly at times when he was hurrying. But over the past few months, even when resting, his thirty-eight year old knee would remind him that something was not right. He preferred to ignore it, and he did, until two things happened: he realized that he couldn't participate in the Father/Son soccer game, and his old college roommate called him to tell him he had just been diagnosed with bone cancer, with the primary tumor site in the knee. He immediately made an appointment with Dr. Lewis, an orthopedic specialist.


------------------------------------------------------
B U I L D I N G   C O N F I D E N C E   &   T R U S T
------------------------------------------------------

	After examination, Dr. Lewis did not seem to be alarmed, which was comforting to Derek. Dr. Lewis recommended an MRI as the first step in gathering information that would lead to an accurate diagnosis. It was scheduled for the next day.

	Derek registered at the outpatient desk at the hospital, and was surprised when the receptionist verified his demographic and insurance information: he hadn't been at the hospital since the day after his infamous "home plate maneuver" four years ago. That was also the only time in his life he could remember having had an x-ray.

	Eileen Martin, the technologist, called his name, and he followed her to the MRI room. Her kindness eased his mild anxiety, but it was confident manner that was most assuring. The FUSION software, integrated with the Hospital Information System, ensured Eileen that she had the right patient information, and that the appropriate diagnostic test was being conducted. Entering duplicate data was no longer necessary. She could also see the notes in FUSION that were provided by Dr. Lewis as well as the specific details of how the radiologist wanted her to perform the study. Those were quality assurance measures that she found reassuring. The MRI was a painless, effortless process on Derek's part, and he finished sooner than he had anticipated. The more difficult time was about to begin... waiting to hear about his diagnosis.

-----------------------------
THE TECHNOLOGIST'S VIEWPOINT
-----------------------------

After fifteen years as a radiology technologist, Eileen understood the importance of preparation, and that even though she had done thousands of MRI's in her career, each one was a new experience for the patient. She checked the automated worklist in FUSION, seeing that Derek Riley, her first patient of the day, was scheduled for a 9:00 MRI. She reviewed his historical radiology reports in FUSION, and noted that he had no previous MRI on record, but did have a knee x-ray several years before, which she quickly viewed. She briefly thought of the days when someone would have been assigned to go to an x-ray file room and retrieve the hard-copy film of that x-ray from the thousands of films that were stored there, and was pleased that the FUSION technology eliminated that time-consuming process. She proceeded to the waiting area to escort Derek back to the MRI suite.


-------------------------------------------------------------
A C C E S S I B L E   D A T A   F OR   A   T I M E L Y,
A C C U R A T E   D I A G N O S I S
-------------------------------------------------------------


	Knowing that Derek had not had an MRI before, Eileen explained the procedure and asked him all the relevant screening questions to assure he would not be at risk during the procedure. She then asked him about his knee injury. He explained that he was unable to fully extend his knee, and she was cautious of that fact when she placed him in the MRI unit. After confirming key pieces of Derek's patient information, Eileen made a note of the knee position and entered additional clinical information in FUSION based on her discussion with Derek, knowing that it may be important information for the radiologist to accurately interpret the MRI images. After the study was completed, she immediately reviewed the digital images in FUSION. She saw that the MRI had been successfully acquired, and documented its completion in FUSION. She knew that the images and information would be securely stored in the FUSION archive, where it would be immediately accessible by the radiologist who would interpret the MRI. She confidently assured Derek that the radiologist would review and interpret his findings that very same day.

[PICTURE]


[PICTURE] - [GRAPHIC]

	MERGE EFILM
	vALUE FOR THE
	TECHNOLOGIST
	-----------------------------------

	*	Enhanced quality of patient
		care

	*	Faster access to relevant
		patient images and information

	*	More time to spend with the
		patient

	*	Quality assurance checks that
		support accurate images and
		information

	*	Accuracy of diagnostic imaging
		results


	MERGE EFILM VALUE
	FOR THE RADIOLOGY
	MANAGER
	-----------------------------------

	*	Enhanced quality of patient
		care

	*	Cost savings from unsurpassed
		workflow efficiencies

	*	Redeployable resources from
		the former paper and film
		based operations

	*	Cost savings from the elimination
		of expensive film printing,
		distribution and storage

[PICTURE] - [GRAPHIC]

	MERGE EFILM VALUE FOR
	THE RADIOLOGIST
	-----------------------------------

	*	Enhanced quality of patient care

	*	Increased productivity that
		grows revenue generation

	*	Growth of the referral base from
		satisfied referring physicians

	*	Optimized revenues based upon
		accurate billing information

	*	Convenience of viewing images
		and reports from any location

	*	Unsurpassed workflow
		efficiencies


----------------------------
THE RADIOLOGIST'S VIEWPOINT
----------------------------


Dr. Sansone enjoyed his work as a radiologist specializing in musculoskeletal MRI's. He knew that his ability to see subtle abnormalities in the MRI of a joint could make a significant difference in the surgical outcome of a patient.

	In the afternoon, ready to interpret the MRI's that had been acquired so far that day, Dr. Sansone logged into FUSION's Radiologist Workspace module. Based upon his login credentials, the software delivered a list of the musculoskeletal MRI studies to be interpreted. Just as he was about to open Derek's digital file, he noticed a STAT priority case in his worklist... a motor vehicle accident patient whose leg had been shattered. He interpreted the case immediately, knowing that Dr. Anderson, the orthopedic surgeon consulting in the emergency room, would need immediate information before the patient could be taken to surgery. Using FUSION, he viewed the patient's prior digital reports and images, then viewed the patient's new MRI images.
He immediately called the ER to report his findings. While Dr. Sansone spoke, Dr. Anderson used FUSION to view the MRI images in the Emergency Room. The patient was scheduled for immediate surgery. In the operating room, Dr. Anderson accessed FUSION to see his patient's MRI both before and during the surgery to assure a successful outcome. He found the convenience of securely accessing images and reports from any desktop computer throughout the hospital campus to be a significant clinical advantage. He appreciated the difference in patient experience and clinical outcome that FUSION supported.

------------------------------------------------------------
Q U A L I T Y   R E S U L T S   I N   R E C O R D   T I M E
------------------------------------------------------------

	Having dealt with the STAT case from the ER, Dr. Sansone focused his attention on the next MRI in his FUSION worklist. He clicked on Derek Riley's patient file, read Dr. Lewis' and the technologist's comments, and opened the report from the x-ray that Derek had taken three years ago, which indicated no apparent injury. He opened the MRI that had been taken that morning, and studied the images. Using the magnification tool, he honed in on the injured area, then used the digital measurement tools to determine the exact size of the tear in Derek's cartilage. He dictated his findings, which were transcribed immediately using speech recognition technology, and then digitally attached the report to Derek's electronic file. He closed the file, knowing that Derek's physician, Dr. Lewis, would have immediate access to the images and the report from his office computer. It was no longer necessary to print multiple copies of expensive films, or incur the cost and time of distributing them.

[PICTURE]

[PICTURE]

------------------------------------
THE REFERRING PHYSICIAN'S VIEWPOINT
------------------------------------

With a busy and clinically challenging practice, it was important to Dr. Lewis to spend appropriate time with his patients. He knew the only way that could be accomplished was to have a tightly efficient practice, and that FUSION helped him realize that goal. He no longer had to wait until the courier arrived with films and reports to prepare for his patients...he could access them immediately after they were interpreted. He also had the freedom to practice at any of the three clinic locations that had the greatest patient need, knowing that the images and reports would be accessible at all three sites. He smiled to himself as he recalled his initial resistance to letting go of hard-copy film and trusting a digital system. It didn't take long before he realized its value.

	On the day after Derek's MRI was taken, Dr. Lewis was preparing for the patients that were scheduled for his office clinic. He logged into FUSION, and his login credentials selectively gave him secure access to his patients. He searched for Derek's file, opened it, reviewed Dr. Sansone's report and viewed the accompanying images. Though surgery would be required, Derek's diagnosis was not life-threatening. He knew that Derek had a positive prognosis, and looked forward to discussing treatment options with him.

[PICTURE]

[GRAPHIC]

	MERGE EFILM VALUE
	FOR THE REFERRING
	PHYSICIAN
	-----------------------------------

	*	Improved clinical decision-
		making for enhanced quality
		of patient care

	*	Increased revenues from a more
		efficient clinical practice

	*	Simple, more rapid management
		of his patients' diagnostic
		imaging information than ever
		available before


	MERGE EFILM VALUE FOR THE HEALTHCARE CEO
	-----------------------------------

	*	Decreased operational costs

	*	Redeployable IT and Radiology
		resources

	*	Increased Radiology revenues
		from satisfied referring
		physicians

	*	Affordable solution with a
		positive ROI

[GRAPHIC] - [PICTURE]

	WORKING FOR THE
       PATIENT, WORKING
		FOR YOU


------------------------------------------------------------
E N S U R I N G   P A T I E N T   P E A C E   O F   M I N D
------------------------------------------------------------

---------------------------------
THE PATIENT'S VIEWPOINT: PART II
---------------------------------

Derek could not forget the phone call from his college roommate, and occasionally felt his underlying fear of the unknown. He was glad that the results of his MRI were returned so quickly.

	When Dr. Lewis came into the exam room, he sat down next to the flat-panel monitor and invited Derek to view the images in FUSION with him.
On the monitor were the MRI images of Derek's knee, and Dr. Lewis used them to carefully explain the diagnosis. Derek felt a sense of relief that his condition was annoying, but not life-threatening. He appreciated being able to view the images while Dr. Lewis explained, which gave him 100% confidence in the results. It made him feel that he had been a participant in his care, rather than a bystander. He and Dr. Lewis comfortably discussed treatment options.

	When Derek left the hospital, he was relieved and grateful. Because of the advances in arthroscopic surgery, his recovery would be swift. With the Father/Son soccer game only six weeks away, Derek was grateful for the speed of his diagnostic process and the quality of his care. And he was most grateful that he would be playing in that game, as well as the many games that would follow in the future.

[MERGE EFILM LOGO]					[PICTURE]
[PICTURE]

[PICTURE]


BOARD OF DIRECTORS
-------------------

RICHARD A. LINDEN (4) President and Chief Executive Officer - Merge Technologies Incorporated dba Merge eFilm

WILLIAM C. MORTIMORE (3)(4) Chairman and Chief Strategist - Merge
Technologies Incorporated dba Merge eFilm

ROBERT A. BARISH, M.D. (3) Associate Dean for Clinical Affairs and Professor, Department of Surgery and Medicine - University of Maryland School of Medicine

PATRICE M. BRET, M.D. Radiologist-in-Chief - UHN/MSH, Professor of Radiology at the University of Toronto

MICHAEL D. DUNHAM (1)(2)(4) Senior Vice President of Business Development - Industrial & Financial Systems, IFS North America, Inc.

ROBERT T. GERAS (1)(3)(4) President - LaSalle Investments, Incorporated

ANNA M. HAJEK (2) President - CLARITY GROUP, LLC

JOHN D. HALAMKA, M.D., M.S. (1) Chief Information Officer - CareGroup Health Systems, Chief Information Officer at Harvard Medical School


COMMITTEES OF THE BOARD

(1) Audit Committee
(2) Compensation Committee
(3) Nominating Committee
(4) Executive Committee


CORPORATE EXECUTIVE OFFICERS
-----------------------------

RICHARD A. LINDEN   President and Chief Executive Officer

WILLIAM C. MORTIMORE  Chief Strategist

DAVID M. NOSHAY  Vice President, Business Development

SCOTT T. VEECH  Chief Financial Officer, Secretary & Treasurer


CORPORATE INFORMATION
----------------------

STOCK EXCHANGE LISTING  Nasdaq SmallCap: MRGE

INDEPENDENT AUDITORS  KPMG LLP

REGISTRAR AND TRANSFER AGENT American Stock Transfer & Trust Company, 59 Maiden Lane, New York, NY 10038

[MERGE EFILM LOGO]

Headquarters
1126 South 70th Street
Milwaukee, WI 53214-3151, U.S.A.
Tel: (414) 977-4000 * Fax: (414) 977-4200

Canada
500 University Avenue, Suite 300
Toronto, Ontario, Canada M5G 1V7
Tel: (416) 204-9664 * Fax: (416) 204-9442

Europe
Spegelt 34
5674 CD Nuenen, The Netherlands
Tel: (31) (40) 299-0770 * Fax: (31) (40) 290-6615

Japan
Aios Gotanda Annex 5F, 1-7-11 Higashi
Gotanda, Shinagawa-ku, Tokyo, Japan 141
Tel: (81) (3) 3440-9109 * Fax: (81) (3) 3440-9108

[MERGE EFILM LOGO]

email: shareholder-info@merge-efilm.com * www.merge-efilm.com

AR (4/03)
An ISO 9001/EN46001 certified company
(c)2003 Merge Technologies Incorporated dba Merge eFilm. All rights reserved.

<END OF DOCUMENT>